Exhibit 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$(653)	$1,540	$1,138	$1,170	$309
Add (Deduct)
Fixed Charges	315	349	296	288	207
Capitalized Interest	(111)	(116)	(121)	(151)	(132)
Distributed Income From Equity Investees	55	382	204	204	225
Earnings as Defined	$(394)	$2,155	$1,517	$1,511	$609

Net Interest Expense	183	210	158	125	65
Capitalized Interest	111	116	121	151	132
Interest Portion of Rental Expense	21	23	17	12	10
Fixed Charges as Defined	$315	$349	$296	$288	$207

Ratio of Earnings to Fixed Charges	—	6.2	5.1	5.2	2.9

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$709	$—	$—	$—	$—